[eZ Bancorp Letterhead]



                                 April 19, 2001


VIA EDGAR AND FACSIMILE
-----------------------

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jennifer Gurzenski

         Re:      Request for Withdrawal of Registration Statement on Form SB-2
                  -------------------------------------------------------------
                  eZ Bancorp, Inc.
                  File No.: 333-50728

Dear Ms. Gurzenski:

     Pursuant to the authority granted by Rule 478(c) under the Securities Act of 1933 (the "Securities Act"), the undersigned agent for service hereby applies to withdraw the Registration Statement on Form SB-2 of eZ Bancorp, Inc. (the "Registrant") which was declared effective by the Commission on February 5, 2001. The Registrant believes that the public interest is best served by the withdrawal of this Registration Statement at this time. No securities were sold in connection with the offering which was the subject of the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     If you require additional information or have any questions you may contact me at (517) 622-5595.

                                              Sincerely,

                                              /s/ John W. Abbott

                                              John W. Abbott
                                              Agent for Service